PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number: 3021	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

1,500 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Notes Linked to the

S&P® Diversified Trends Indicator Price Return Index

due June 29, 2009

(the “Notes”)

$10,000 original public offering price per unit

The Notes:

•

The Notes are designed for investors who are seeking exposure to the S&P Diversified Trends Indicator Price Return Index (the “Index”) (Bloomberg symbol “SPDTP <Index>“), who are seeking interest payments on the Notes and willing to accept a return that may be less than the principal amount of their Notes, as more fully described in this pricing supplement.

•

We will pay interest on the Notes quarterly, in arrears, on September 29, 2008, December 29, 2008, March 29, 2009 and on the maturity date. Interest will accrue on the Notes at a floating rate, which will be determined based on 3-Month LIBOR minus a spread of 12 basis points, as more fully described in this pricing supplement.

•	There is no principal protection on these Notes and therefore you will not receive a minimum fixed amount on the Notes at maturity.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”.

•	The Notes will have the CUSIP No.: 59018YR29.

•	The settlement date for the Notes is expected to be June 13, 2008.

•	The Notes will be issued in denominations of $100,000 and integral multiples of $10,000 in excess thereof.

Payment on the maturity date:

•

Unless earlier redeemed as described below, the redemption amount you receive on the maturity date will be based upon the direction of and percentage change between the starting value and the ending value of the Index. The amount you receive on the maturity date will equal the principal amount of your Notes multiplied by the greater of : (A) 0 and (B) [100% + (300% x Final Return)]. The “Final Return” will equal the Index Return, minus Fees. The “Index Return” will equal: [(Ending Value/Starting Value) -1]; and “Fees” will equal 1.6% x (D/365), where “D” is the number of days from and including the pricing date, to and including the valuation date, a date shortly before the maturity date of the Notes.

Early Redemption:

•

If on any date prior to the valuation date, the closing level of the Index is equal to or less than 85% of the starting value of the Index, the Notes will be redeemed. If redeemed, we will pay you an amount equal to the redemption amount, plus any accrued and unpaid interest, calculated as described more fully in this pricing supplement.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$10,000	$15,000,000
Underwriting discount	$0	$0
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$10,000	$15,000,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is June 2, 2008.

“Standard & Poor’s®” and “S&P®”, are trademarks of The McGraw-Hill Companies, Inc. “DTI” is a trademark of Alpha Financial Technologies, LLC. These marks have been licensed for use by Merrill Lynch & Co., Inc. as responsible entity for the Notes. The Notes are not sponsored, endorsed, sold or promoted by Alpha Financial Technologies, LLC or Standard & Poor's and Alpha Financial Technologies, LLC and Standard & Poor's make no representation regarding the advisability of investing in the Notes.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-12
THE INDEX	PS-18
UNITED STATES FEDERAL INCOME TAXATION	PS-25
ERISA CONSIDERATIONS	PS-30
USE OF PROCEEDS AND HEDGING	PS-31
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-31
EXPERTS	PS-31
INDEX OF CERTAIN DEFINED TERMS	PS-33

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Notes Linked to the S&P® Diversified Trends Indicator Price Return Index due June 29, 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the S&P® Diversified Trends Indicator Price Return Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June 29, 2009.

Each unit will represent a single Note with a $10,000 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is constructed, calculated and maintained by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) pursuant to a licensing agreement with Alpha Financial Technologies, LLC (“AFT”). Standard & Poor’s has been calculating and maintaining the Index since January 1, 2004. The Index tracks the value of 24 commodities by reference to the prices of the related futures contracts grouped into 14 sectors, including eight financial sectors (the “Financial Index Components”) and six commodity sectors (the “Commodity Index Components” and, together with the Financial Index Components, the “Index Components”). The Index Components are equally divided by weight between Financial Index Components and Commodity Index Components. Each sector is represented on either a “long” or “short” basis, depending on recent price trends of that sector. Such positions are determined by comparing the current sector price to a moving exponential average. The sectors are rebalanced on a monthly basis and the Index Components contained in the sectors are rebalanced annually. For further information regarding the Index, please see the section entitled “The Index”.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Index Components.

How has the Index performed historically?

We have included a graph showing the historical month-end closing levels of the Index from January 2004 through May 2008 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Index and will equal the $10,000 principal amount multiplied by the greater of:

(A)	0; and

(B)	[100% + (300% × Final Return)]

The “Final Return” will equal:

Index Return – Fees

The “Index Return” will equal:

(	Ending Value	)	– 1
Starting Value

The “Starting Value” equals 1,365.87, the closing level of the Index on June 2, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will equal the closing level of the Index on June 17, 2009 (the “Valuation Date”).

The “Fees” will equal:

1.6%	×	(	D	)
365

where “D” equals the number of days from and including the Pricing Date, to and including the Valuation Date.

In the event that the level of the Index declines from the Starting Value to the Ending Value, or has not increased by an amount at least equal to the Fees, the amount you receive on the maturity date will be proportionately less than the original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10,000 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

Unless earlier redeemed, we will pay interest on the Notes in cash quarterly in arrears on September 29, 2008, December 29, 2008, March 29, 2009 and on the maturity date (the “Interest Payment Dates”). The Notes will accrue interest at a rate equal to the Interest Payment Rate (as defined below) from and including June 13, 2008, or from and including the most recent Interest Payment Date to which interest has been paid, to but excluding the next succeeding Interest Payment Date, the stated maturity date or Early Redemption Date, as the case may be (each, an “Interest Payment Period”); provided, however, that if an Interest Payment Date falls on a day that is not a Banking Business Day, other than the Interest Payment Date that is also the stated maturity date or Early Redemption Date, that Interest Payment Date will be postponed to the next Banking Business Day except that if such next Banking Business Day is in a different month, then that Interest Payment Date will be the immediately preceding day that is a Banking Business Day.

Interest will accrue quarterly at rate equal to:

(3-Month LIBOR – 0.12%	)	×	(	Days	)
360

where “Days” equals the number of calendar days during such Interest Payment Period (the “Interest Payment Rate”).

“3-Month LIBOR” is the 3-Month London Inter-Bank Offer Rate as of the LIBOR Determination Date for such Interest Payment Period, calculated as described herein under the section entitled “Description of the Notes—Determination of 3-Month LIBOR”.

How does the early redemption feature work?

In the event that the closing level of the Index is equal to or less than 85% of the Starting Value on any Index Business Day (the “Early Redemption Date”) from and including June 13, 2008, the expected settlement date for the Notes, to but excluding the scheduled Valuation Date, then the Valuation Date shall be accelerated to the next Index Business Day immediately following the Early Redemption Date (the “Early Redemption Valuation Date”) and the maturity date will be accelerated to the fifth scheduled Index Business Day following the Early Redemption Valuation Date.

Examples:

Set forth below are three examples of Redemption Amount calculations (subject to rounding), including the Starting Value of 1,365.87, the level of the Index on the Pricing Date, assuming a term of one year and a Fee for one year of 1.6%.

Example 1—The hypothetical Ending Value is 90% of the Starting Value:

Starting Value: 1,365.87

Hypothetical Ending Value: 1,229.28

$10,000 ×	[	100% +	(300% ×	[	(1,229.28)	– 1.016	]	)	]	= $6,520
1,365.87

Redemption Amount (per unit) = $6,520

Example 2—The hypothetical Ending Value is 102% of the Starting Value:

Starting Value: 1,365.87

Hypothetical Ending Value: 1,393.19

$10,000 ×	[	100% +	(300% ×	[	(1,393.19)	– 1.016	]	)	]	= $10,120
1,365.87

Redemption Amount (per unit) = $10,120

Example 3—The hypothetical Ending Value is 110% of the Starting Value:

Starting Value: 1,365.87

Hypothetical Ending Value: 1,502.46

$10,000 ×	[	100% +	(300% ×	[	(1,502.46)	– 1.016	]	)	]	= $12,520
1,365.87

Redemption Amount (per unit) = $12,520

What about taxes?

You will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal 4.45% per annum, compounded quarterly. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price you receive for your Notes upon any sale prior to the maturity date or redemption. You should review the section entitled “Risk Factors— In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10,000 principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch International?

Merrill Lynch International will serve as calculation agent (in such capacity, the “Calculation Agent”) for purposes of determining, among other things, the Final Return, Index Return, Fees and Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch International, as our subsidiary, and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

ML&Co. will not repay you a fixed amount of principal on the Notes on the maturity date or Early Redemption Date, if applicable. The Redemption Amount will depend on the direction of and percentage change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the principal amount per unit of the Notes and the original offering price per unit of the Notes. If the Ending Value is not greater than the Starting Value by an amount sufficient to offset the Fees, the Redemption Amount will be less than the original offering price per unit. If the Notes become subject to early redemption, you should expect to receive less than the principal amount of your Notes on the Early Redemption Date.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Ownership of the Notes does not entitle you to any rights with respect to any commodities, commodity futures or currency futures tracked by the Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the commodities, commodity futures or currency futures included in the Index. ML&Co. will not invest in any of the commodities, commodity futures or currency futures contracts included in the Index on behalf or for the benefit of the holders of the Notes.

The Notes are not regulated by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities and currencies. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity and currency futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodities or currencies, as applicable. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango”. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities that may be included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the value of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the Commodity Index Components from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Trading in the Index Components can be volatile based on a number of factors that we cannot control

Trading in the Index Components is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the Index and the value of the Notes in varying ways, and different factors may cause the value of the Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the level of the Index or the manner in which it is calculated and therefore, the value of the Notes.

Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. may adjust the Index in a way that affects its level, and has no obligation to consider your interests

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) is responsible for calculating and maintaining the Index. Standard & Poor’s can add, delete or substitute the commodities or currencies underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of the futures contracts included in the Index may affect the Index as a newly added futures contract may perform significantly better or worse than the futures contract or contracts it replaces. Additionally, Standard & Poor’s may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. Standard & Poor’s has no obligation to consider your interests in calculating or revising the Index. See “The Index.”

The return on your Notes depends on the values of the Financial Index Components, which are affected by many factors outside of our control

The value of any currency may be affected by complex political and economic factors. The exchange rate of each currency relating to a Financial Index Component is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each currency, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Foreign exchange rates either can be fixed by governmental institutions or they may be floating. exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those issuing the currencies relating to the Financial Index Components, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the currencies relating to the Financial Index Components specifically, or any other currency.

Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the currencies relating to the Financial Index Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index increases from the Starting Value to the Ending Value.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. If interest rates increase or decrease in markets based on any currency relating to a Financial Index Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the currencies underlying the Financial Index Components and, in turn, the respective exchange rates, which may affect the value of the Index and therefore, the trading value of the Notes.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the average percentage increase, if any, in the level of the Index or a decrease in 3-Month LIBOR, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the currencies or commodities underlying the Index Components or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these currencies and commodities and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch International is our agent for the purposes of calculating the Final Return, Index Return, Fees and Redemption Amount. Under certain circumstances, Merrill Lynch International as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the section entitled “Description of the Notes—Payment at Maturity, “ —Adjustments to the Index” and “—Discontinuance of the Index” in this pricing supplement. Merrill Lynch International is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch International, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay interest on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the currencies or commodities underlying the Index Components. Any prospective purchaser of the Notes should undertake an independent investigation of the Index and Index Components as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Uncertain tax consequences

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on June 29, 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YR29.

The Notes may be subject to early redemption as described below, but are not otherwise subject to redemption by us at our option or by any holder at its option prior to the maturity date.

ML&Co. will issue the Notes in denominations of $100,000 and integral multiples of $10,000 in excess thereof. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount per unit, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per $10,000 principal amount of Notes, denominated and payable in U.S. dollars, will be determined by the Calculation Agent and will equal the $10,000 principal amount of Notes per unit multiplied by the greater of:

(i)	0; and

(ii)	[100% + (300% × Final Return)].

The “Final Return” will equal:

Index Return – Fees

The “Index Return” will equal:

(	Ending Value	)	– 1
Starting Value

The “Starting Value” equals 1,365.87, the closing level of the S&P Diversified Trends Indicator Price Return Index (the “Index”) on June 2, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will equal the closing level of the Index on the Valuation Date (as defined below), provided that if a Market Disruption Event (as defined below) occurs on that date, then the Ending Value will equal the closing level of the Index determined on the next scheduled Index Business Day (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances).

The “Valuation Date” will be June 17, 2009.

The “Fees” will equal:

1.6% ×	(	D	)	,
365

where “D” equals the number of days from and including the Pricing Date to and including the Valuation Date.

Payments of Interest on Interest Payment Dates

Unless earlier redeemed, we will pay interest on the Notes in cash quarterly in arrears on September 29, 2008, December 29, 2008, March 30, 2009 and on the maturity date (the “Interest Payment Dates”). The Notes will accrue interest at a rate equal to the Interest Payment Rate (as defined below) from and including June 13, 2008, or from and including the most recent Interest Payment Date to which interest has been paid, to but excluding the next succeeding Interest Payment Date, the stated maturity date or Early Redemption Date, as the case may be (each, an “Interest Payment Period”); provided, however, that if an Interest Payment Date falls on a day that is not a Banking Business Day, other than the Interest Payment Date that is also the stated maturity date or Early Redemption Date, that Interest Payment Date will be postponed to the next Banking Business Day except that if such next Banking Business Day is in a different month, then that Interest Payment Date will be the immediately preceding day that is a Banking Business Day.

We will pay interest to the persons in whose names the Notes are registered at the close of business on the immediately preceding September 22, December 22 and March 23, respectively, whether or not a Business Day, except with respect to the final payment of interest on the maturity date, which will be paid to holders to whom the Redemption Amount is payable. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30 day months. Interest will accrue quarterly on the Notes, at a rate equal to:

(3-Month LIBOR – 0.12%	)	×	(	Days	)	;
360

where “Days” equals the number of calendar days during such Interest Payment Period (the “Interest Payment Rate”). The determination of the Interest Payment Rate applicable to any Interest Payment Period will be made on the second London Banking Day immediately preceding the first day of the applicable Interest Payment Period (the “LIBOR Determination Date”).

If the maturity date or Early Redemption Date falls on a day that is not a Business Day, we will make the required payment of principal and interest on the next succeeding Business Day, and no additional interest on such payment will accrue for the period from and after the maturity date.

“Business Day” means any day on which the New York Stock Exchange (the “NYSE”) is open for trading and that is also a London Banking Day.

“Banking Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and that is also a London Banking Day.

“Index Business Day” means any day on which the NYSE is open for trading which is also a London Banking Day, and on which the Index or any successor index is calculated and published.

“London Banking Day” means a day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange or exchanges on which the Index Components trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the Index Components which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange or exchanges that trade options contracts or futures contracts related to the Index Components as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value of 1,365.87 (the closing level of the Index on the Pricing Date) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes, which includes interest payments on the Notes at an assumed Interest Payment Rate of 2.55625% per annum, as more fully described below;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Index Components.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Interest Payments (3)	Total rate of return on the Notes (including interest) (1)(3)	Pretax annualized rate of return on the Notes (1)(3)	Pretax annualized rate of return of the Index Components (1)(2)
1,229.28	–10.00%	$6,520.00	$257.84	–32.22%	–31.11%	–9.60%
1,256.60	–8.00%	$7,120.00	$257.84	–26.22%	–25.27%	–7.68%
1,283.92	–6.00%	$7,720.00	$257.84	–20.22%	–19.46%	–5.76%
1,311.24	–4.00%	$8,320.00	$257.84	–14.22%	–13.67%	–3.84%
1,338.55	–2.00%	$8,920.00	$257.84	–8.22%	–7.89%	–1.92%
1,365.87 (4)	0.00%	$9,520.00	$257.84	–2.22%	–2.13%	0.00%
1,393.19	2.00%	$10,120.00	$257.84	3.78%	3.62%	1.92%
1,420.50	4.00%	$10,720.00	$257.84	9.78%	9.35%	3.83%
1,447.82	6.00%	$11,320.00	$257.84	15.78%	15.07%	5.74%
1,475.14	8.00%	$11,920.00	$257.84	21.78%	20.77%	7.65%
1,502.46	10.00%	$12,520.00	$257.84	27.78%	26.47%	9.56%
1,639.04	20.00%	$15,520.00	$257.84	57.78%	54.79%	19.08%

(1)	The annualized rates of return specified in this column are calculated on an annual bond equivalent basis and assume an investment term from June 13, 2008 to June 29, 2009, a term equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Index Components that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and
(b)	no transaction fees or expenses.
(3)	This assumes the Interest Payment Rate at each Interest Payment Date is the current 3-Month LIBOR rate of 2.67625% minus 0.12%, or 2.55625%, and that the Notes were held until June 29, 2009.
(4)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, the actual 3-Month LIBOR rate at each Interest Payment Date and the term of your investment.

Determination of 3-Month LIBOR

Each 3-Month London Inter-Bank Offer Rate (“3-Month LIBOR”) used to calculate the Interest Payment Rate shall be determined as of the relevant calendar day as follows:

•

the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three month period, that appears on Bloomberg Page “US0003M <Index>” in the Bloomberg Professional Service (or any other page that may replace page “US0003M<Index>” on the Bloomberg Professional Service or a successor service, in each case, for the purpose of displaying London interbank offered rates of major banks), as of 11:00 A.M., London time, on the second London Banking Day immediately preceding the first day of such Interest Payment Period;

•

if the three-month U.S. dollar LIBOR with respect to an applicable Interest Payment Period cannot be determined as described above, we will select four major banks in the London interbank market. We will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the second London Banking Day immediately preceding the first day of such Interest Payment Period. These quotations will be for deposits in U.S. dollars for a three-month period. Offered quotations must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time;

•

if two or more quotations are provided, three-month U.S. dollar LIBOR for the Interest Payment Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, we will select three major banks in New York City and will then determine three-month U.S. dollar LIBOR for the Interest Payment Period as the arithmetic mean of rates quoted by those three major banks in New York City to leading European banks at approximately 3:00 p.m., New York City time, on the second London Banking Day immediately preceding the first day of such Interest Payment Period. The rates quoted will be for loans in U.S. dollars, for a three-month period. Rates quoted must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time; and

•

if fewer than three New York City banks selected by us are quoting rates, three-month U.S. dollar LIBOR for the applicable period will be the same as for the immediately preceding Interest Payment Period.

Adjustments to the Index

If at any time Standard & Poor’s makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

Discontinuance of the Index

If Standard & Poor’s discontinues publication of the Index and Standard & Poor’s or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the Trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the Index. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Standard & Poor’s discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any Business Day,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes.

If Standard & Poor’s discontinues publication of the Index and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the maturity date or Early Redemption Date, as applicable; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the interest payable on the Notes as described in the preceding paragraph as if that day were a Business Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Early Redemption

If on any date from and including June 13, 2008, the expected settlement date and to but excluding the Valuation Date, the closing level of the Index is equal to or less than 85% of the Starting Value of the Index on any Index Business Day (as such, an “Early Redemption Date”) (an “Early Redemption Event”), then the Notes will be redeemed by ML&Co. If an Early Redemption Event occurs, then ML&Co. will pay holders of Notes the Redemption Amount per unit, plus any accrued and unpaid interest on the Notes, provided, however, that the Valuation Date will be accelerated to the Index Business Day immediately following such Early Redemption Date (the “Early Redemption Valuation Date”) and the maturity date will be accelerated to the fifth scheduled Index Business Day following the Early Redemption Valuation Date. In the event of Early Redemption Event, the Redemption Amount payable on the Notes shall be calculated as if such Early Redemption Valuation Date was the Valuation Date.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10,000 original public offering price per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Standard and Poor’s as stated in these sources and these policies are subject to change at the discretion of Standard and Poor’s. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

General

The Index follows a quantitative methodology to track prices of a diversified portfolio of commodities and other indicated underlyings, as reflected in the prices of certain futures contracts, representing a mixture of commodity futures contracts (the “Commodity Index Components”) and financial futures contracts (the “Financial Index Components” and, together with the Commodity Index Components, the “Index Components”). The Index Components are grouped into sectors and each sector is represented on either a “long” or “short” basis, depending on recent price trends of that particular sector. As such, the Index is designed to capture the economic benefit over long time periods derived from both rising and declining trends within a cross-section of futures markets. The Commodity Index Components and the Financial Index Components each compose 50% of the Index.

The Index includes 24 Index Components, divided by weight as listed below and grouped into 14 sectors. The sectors are divided such that there are eight Financial Index Components sectors and six Commodity Index Components sectors. The sectors are rebalanced monthly and the Index Components are rebalanced annually.

The following table lists the futures contracts, exchanges and ticker symbols of each of the Index Components currently included in the Index:

Futures Contract	Exchange	Symbol
Wheat	CBOT	W
Cotton	NYBOT	CT
Corn	CBOT	C
Copper	NYMEX	HG
Soybeans	CBOT	S
Cocoa	NYBOT	CC
Sugar	NYBOT	SB
Silver	NYMEX	SI
Live Cattle	CME	LC
Lean Hogs	CME	LH
Coffee	NYBOT	KC
British Pound	CME	BP
Swiss Franc	CME	SF
Gold	NYMEX	GC
Canadian Dollar	CME	CD
Japanese Yen	CME	JY
US Treasury Bond	CBOT	US
Heating Oil	NYMEX	HO
US 10-Year Treasury Note	CBOT	TY
Light Crude Oil	NYMEX	CL
Unleaded Gasoline	NYMEX	HU
Australian Dollar	CME	AD
Natural Gas	NYMEX	NG
European Union Euro	CME	EC

CBOT: Chicago Board of Trade

CME: Chicago Mercantile Exchange

NYMEX: New York Mercantile Exchange

NYBOT: New York Board of Trade

Initial Weightings

The current Index Components and weightings are as follows:

Market	Market Weight	Sector	Sector Weight	Component	Component Weight
Commodities	50.00%	Energy	18.75%	Heating Oil	3.00%
				Light Crude	8.50%
				Natural Gas	4.25%
				Unleaded Gasoline	3.00%
		Industrial Metals	5.00%	Copper	5.00%
		Precious Metals	5.25%	Gold	3.50%
				Silver	1.75%
		Livestock	5.00%	Lean Hogs	2.00%
				Live Cattle	3.00%
		Grains	11.50%	Corn	4.00%
				Soybeans	5.00%
				Wheat	2.50%
		Softs	4.50%	Cocoa	1.00%
				Coffee	1.50%
				Cotton	1.00%
				Sugar	1.00%

Financials	50.00%	Australian Dollar	2.00%	Australian Dollar	2.00%
		British Pound	5.00%	British Pound	5.00%
		Canadian Dollar	1.00%	Canadian Dollar	1.00%
		European Union Euro	13.00%	Euro	13.00%
		Japanese Yen	12.00%	Japanese Yen	12.00%
		Swiss Franc	2.00%	Swiss Franc	2.00%
		U.S. Treasury Bonds	7.50%	U.S. Treasury Bonds	7.50%
		U.S. Treasury Notes	7.50%	U.S. Treasury Notes	7.50%

The weightings of the various Index Components are determined on the basis of several factors, including:

•	Global production;

•	Gross domestic product (“GDP”) of certain relevant countries; and

•	The goal of maintaining an equal weighting between Financial Index Components and Commodity Index Components

Commodity Weightings

For commodities, production is an indication of the significance of a given component to the world economy and of such component’s significance within the futures markets themselves.1 Since there is often no single recognized source for a commodity’s production figures, estimates are used in selecting and making

[1]

In the case of the Natural Gas component included in the Energy sector, North American rather than world production has been used as the relevant factor due to constraints linked to transporting natural gas internationally.

allocations. GDP is an indication of economic significance of certain Index Components and is used in selecting and making allocations to financials.2 Commodity weights are based on generally known world production levels. A reasonability test is used to compare weights with established commodity-specific indices, such as the Goldman Sachs Commodity Index and Dow Jones-AIG Commodity Index.

Financial Weightings

Weightings of the financial sectors are based on, but not directly proportional to, GDP. Instead, there is a three tier system and each financial sector’s “tier” is based on relevant economic data for the particular country. The countries with a GDP of greater than $3 trillion are placed into tier 1 and countries with a GDP of less than $3 trillion are placed in tier 2. The financial sectors in tier 1 are meant to be close in weight, with slight relative tilts towards those from the larger economies. The financial sectors in tier 2 are weighted approximately proportionate to each other, but some adjustments have been made for liquidity, trading significance, and potential correlation to tier 1 markets. For example, the Canadian Dollar component receives a 1% weighting due in part to Canada’s historical economic connection with the U.S.

Gross Domestic Product, 2004

Related Sector Weight	Region	GDP (USD Trillion)
15%	United States	$11.67
13%	European Union	$9.37
12%	Japan	$4.62
5%	United Kingdom	$2.14
1%	Canada	$0.98
2%	Australia	$0.63
2%	Switzerland	$0.36

Source of GDP: World Development Indicators Database, World Bank, March 2006

Methodology and Maintenance

The methodology of the Index is designed with a focus on capturing both up and down price trends, while at the same time moderating the volatility of the Index. Index Components are chosen based on fundamental characteristics and liquidity (necessary for an investable model), as opposed to a means for achieving performance per se. Investability is another important consideration in the choosing of Index Components. Contracts are limited to those traded on U.S. exchanges in order to minimize any impact from major differences in trading hours, avoid currency exchange calculations, and allow for similar closing times and holiday schedules.

Rebalancing

Monthly Rebalancing for Sector Weights

The sectors are rebalanced monthly to maintain their fixed weights. The rebalance decision date is the second to the last business day of the month with an effective date randomly selected from any of the first five business days of the next month.

An extended move in one group or sector would overweight the Index and potentially lead to significantly higher volatility of the Index. Rebalancing monthly aims to keep the volatility low. Because the sectors are rebalanced, every month the aggregate Index Components are rebalanced to equal weighting (e.g., 50% Commodity Index Components/50% Financial Index Components). An exception to this is when the energy sector has a neutral position. The rebalance decision determines whether a future position in any Index Component is long or short in the Index. The energy sector is never in a short position in the Index methodology.

[2]	The Swiss Franc is an exception: this currency is allocated a weighting slightly disproportionate to the Swiss GDP due to the Swiss franc’s liquidity and Switzerland’s political significance.

Annual Rebalancing for Index Component Weights

Each of the 24 Index Components is rebalanced annually to reflect the then current commodity or financial market conditions, as applicable. Historically, the Index Component weights have not varied significantly from year to year.

Position Determination

The rule for the Index regarding long or short positions can be summarized as follows:

•	Long positions are tracked when an Index Component’s current price input is equal to or greater than an exponential average of the past seven price inputs;

•	Short positions are tracked when an Index Component’s current price input is less than an exponential average of the past seven price inputs;

•	Track a flat (zero weight) position for the energy sector when a short position is indicated; in this case, the 18.75% weight for energy is distributed proportionately to the other 13 sectors.

Position is determined on the second to the last business day of the month (the “position determination date” or “PDD”) when the monthly percentage change of a sector’s price is compared to past monthly price changes exponentially weighted to greatest weight to the most recent return and least weight to the return seven months prior. The weighted sum of the percentage changes of all the sector prices equals the daily movement of the Index.

After the market closes on the trade activity date (“TAD”), active Index Components are replaced either because a new long/short signal has been generated for a particular sector or component, or in order to roll into a future dated contract as required by the roll schedule, or both. Therefore, new contracts become active as of the day following the TAD. The TAD is randomly selected and is one of the first five business days of each month. S&P acknowledges that limit3 closes which occur on the TAD in active Index Components can restrict, and in some cases eliminate, the liquidity required for perfect replication of the Index.

Sectors versus Components

Price input calculations are used to determine the relative long/short positions of the sectors. For those sectors with only one Index Component (industrial metals and the eight financial sectors), the price input calculations to determine long/short position are at the Index Component level. For the energy, precious metals, livestock, and grain sectors, the price inputs from the respective underlying Index Components are aggregated to determine the long/short position for that sector as a whole. An exception exists in the calculations of the softs sector. For that sector, since there is no fundamental tie between each of its underlying Index Components (coffee, cocoa, cotton and sugar), the long/short positions of each Index Component are determined separately, rather than in the aggregate, such that the soft sector Index Components could have different long/short positions concurrently.

Contract Maintenance

The Index is an indicator of futures contract price trends and futures contracts have limited durations. Consequently, in order for the Index to be calculated on an ongoing basis, it must change (or roll) from tracking contracts that are approaching expiration to tracking new contracts. Currently, each contract has three to four roll periods each year and its own “roll pattern” based on historical liquidity. The following rules are observed in rolling the Index futures contractors from an expiring contract to the next contract:

•	The commodity contracts are rolled over from the current contract to the next contract beginning with the TAD for the month that is two months before the current contract matures.

[3]	A “limit” is a contract’s maximum price advance or decline from the previous day’s settlement price permitted in one trading session, as determined by the relevant exchange.

•	The contracts are rolled over from the current contract to the next maturing futures contract four times per year as of the TAD for the month prior to the contract’s final maturity month.

The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities.

S&P Diversified Trends Indicator Oversight Committee

In order to provide for the smooth functioning of the Index, the S&P Diversified Trends Indicator Oversight Committee (the “Oversight Committee”) oversees the Index and makes decisions that cannot be systematized or that occur on an ad hoc basis, with the goal of maintaining liquidity and low volatility in the Index. The Oversight Committee implements the methodology of the Index or determines new policies if market conditions warrant change. For example, an exchange might substantially change the contract terms or even discontinue trading a component contract. In such cases, the Oversight Committee would determine any component or weighting changes. The Oversight Committee does not, however, have the power to use discretion to affect performance of the Index.

Historical data on the Index

The following table sets forth the closing levels of the Index at the end of each month in the period from January 2004 through April 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes. The closing level of the Index on the Pricing Date was 1,365.87.

	2004	2005	2006	2007	2008
January	1,016.31	1,133.13	1,177.46	1,208.34	1,282.36
February	1,052.58	1,104.58	1,156.17	1,203.15	1,347.16
March	1,067.25	1,127.62	1,183.55	1,196.62	1,338.13
April	1,043.79	1,088.13	1,218.97	1,204.18	1,342.64
May	1,047.55	1,100.56	1,220.75	1,190.47	1,367.64
June	1,045.76	1,127.71	1,191.44	1,207.74
July	1,084.93	1,136.33	1,211.95	1,197.35
August	1,058.83	1,157.67	1,211.73	1,181.53
September	1,117.41	1,182.71	1,189.84	1,192.81
October	1,135.60	1,160.55	1,190.77	1,227.95
November	1,138.67	1,188.17	1,199.14	1,231.58
December	1,125.60	1,177.32	1,194.04	1,263.47

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the Calculation Agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and Merrill Lynch International have entered into a non-exclusive license agreement providing for the license to Merrill Lynch International, in exchange for a fee, of the right to use indices owned and published by Standard &Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of Merrill Lynch International. The license agreement between Standard & Poor’s and Merrill Lynch International provides that the following language must be stated in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to Merrill Lynch International (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, (“Tax Counsel”), as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, entities that are classified as partnerships, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

We do not address all of the tax consequences that may be relevant to an investor. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or beneficiaries of, an entity that is a holder of Notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of Notes;

•	persons who hold the Notes whose functional currency is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of Notes.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the Notes in light of your own circumstances.

A U.S. Holder is a beneficial owner of the Notes who or which is:

•	a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”);

•

a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of Notes other than a U.S. Holder.

We urge you to consult your own tax advisor with respect to the tax consequences to you of the purchase, ownership and disposition of the Notes in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Tax Treatment of the Notes

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a debt instrument of ML&Co. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments, which apply to debt instruments issued on or after August 13, 1996. Based upon the characterization and treatment of the Notes as debt instruments of ML&Co., ML&Co. and every holder of a Note, by virtue of purchasing a Note, agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to apply the CPDI Regulations to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

The CPDI Regulations provide that a U.S. Holder generally must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

A Note’s issue price is the first price to the public at which a substantial amount of the Notes is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, scheduled to have previously been made with respect to the Notes.

The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule of projected payments must produce the comparable yield. The comparable yield, which we also refer to as the estimated yield, is the yield at which ML&Co. would issue a fixed rate noncontingent debt instrument with terms and conditions otherwise similar to the Notes. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of estimates of the quarterly interest payments on the Notes and an estimate of a payment on the maturity date of the Redemption Amount (the “Projected Redemption Amount”). For purposes of applying CPDI Regulations to the Notes, ML&Co. has established a comparable yield for the Notes equal to 4.45% per annum, compounded quarterly. Neither the schedule of projected payments nor the comparable yield are an estimate of what the actual yield or the actual amounts payable on the Notes will be. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

The following table sets forth the schedule of projected payments for the Notes (including projected (i.e., estimated) quarterly interest payments on the Notes and a Projected Redemption Amount) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Interest Payment Dates and Maturity Date	Projected quarterly interest payments on the Notes and Projected Redemption Amount (per $10,000 principal amount per unit of the Notes)
September 29, 2008 (Projected Interest Payment)	$81.60
December 29, 2008 (Projected Interest Payment)	$72.75
March 29, 2009 (Projected Interest Payment)	$75.65
June 29, 2009 (Projected Interest Payment)	$81.14
June 29, 2009 (Projected Redemption Amount)	$10,153.80

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (“the Code”).

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and (b) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Treatment of Non-U.S. Holders

As previously discussed, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Accordingly, in the case of a non-U.S. Holder, ML&Co. intends to withhold applicable United States withholding taxes at a rate of 30% on payments of interest made with respect to the Notes subject to reduction by applicable treaty or upon the receipt of an IRS Form W-8ECI (or successor form) from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of that non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, that individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and that individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

Backup Withholding Tax and Information Reporting

Payments of principal, premium, if any, and interest (including original issue discount) on, and the Notes from a disposition of, the Notes may be subject to information reporting and United States federal backup withholding tax at the applicable statutory rate if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. Holder may be subject to United States backup withholding tax on payments on the Notes and the Notes from a sale or other disposition of the Notes unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against the holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

3-Month LIBOR	PS-4
Banking Business Day	PS-13
Business Day	PS-13
Calculation Agent	PS-6
Early Redemption Date	PS-4
Early Redemption Event	PS-17
Early Redmeption Valuation Date	PS-4
Ending Value	PS-4
Fees	PS-4
Final Return	PS-4
Index	PS-3
Index Business Day	PS-13
Index Components	PS-3
Interest Payment Dates	PS-4
Interest Payment Period	PS-4
Interest Payment Rate	PS-4
Index Return	PS-4
LIBOR Determination Date	PS-13
London Banking Day	PS-13
Market Disruption Event	PS-13
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-16
Valuation Date	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

1,500 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Notes

Linked to the S&P® Diversified Trends Indicator Price Return Index

due June 29, 2009

(the “Notes”)

$10,000 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

June 2, 2008